MAG Silver Corporation

For Immediate Release

May 15, 2006

MAG SILVER AND PENOLES INITIATE 2006 DRILL PROGRAM AT JUANICIPIO

Vancouver, B.C…. MAG Silver Corp (TSXV: MAG) and Industrias Peñoles S.A. de C.V.  today announced that a permit has been received that will allow the 2006 diamond drill program to commence on the Juanicipio Joint Venture in Zacatecas State, Mexico. Initial road construction is expected to be completed shortly and for logistical reasons and ease of access start up drilling will probe an area 1,700 metres west along the projected strike of the new high grade Valdecañas silver / gold vein discovery reported in a press release dated January 23, 2006. The discovery (Hole 16) returned over 6.35 metres (20.8 feet) of 1,798 grams per tonne Silver (57.8 ounces), 2.91 grams per tonne Gold, 3.43% Lead and 5.51% Zinc.

“The new silver / gold vein discoveries at Juanicipio and El Saucito have expanded the Fresnillo Silver District significantly to the west”, stated David Giles, Exploration Manager for Penoles in Mexico. “The 2006 program at Juanicipio will be focused on defining the extent of the high grade vein intercept in hole 16 and expanding the search for others on the Juanicipio property.”

The Penoles-MAG Joint Venture on the Juanicipio Property lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine, and 2.3 kilometres from its westernmost underground workings. The “El Saucito Vein”, currently subject to extensive surface drilling and underground development from a new shaft, lies 1.3 kilometres from the eastern boundary of Juanicipio. Prior to the latest discovery MAG Silver had reported the discovery of several vein intercepts on the property including the Juanicipio Vein. In total these significant new mineral discoveries enlarge the mineral endowment of the Fresnillo mine district and highlight the significant potential for new and similar discoveries “under cover” in and along the Fresnillo trend.

About Penoles (www.penoles.com.mx)

Industrias Penoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Penoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Penoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo, 33.9 M ounces in 2005), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Penoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corporation (www.magsilver.com)

MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG’s exploration efforts are engaged in the search for world class, high grade silver deposits on a district scale. Our mission is to become one of the premier silver companies in the Silver Mining Industry.  MAG has recently reported significant silver intercepts on its Juanicipio and Batopilas projects. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Penoles S.A. de C.V. Contact Emilio Fandino, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.